FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of May 2004

Commission File No. 000-19865


                              CEDARA SOFTWARE CORP.
                               (Registrant's name)

                                6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F         X         Form 40-F
                           ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                              No  X
                           ----------------                ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.      Document

1. Management Discussion and Analysis & Financial Statements for Third Quarter Fiscal Year 2004

                                                                  Document No. 1

                                   CEDARA(TM)
                              Software with Vision









                       Management Discussion and Analysis
                                        &
                              Financial Statements









                         Third Quarter Fiscal Year 2004

                                 www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the three and nine-month periods ended March 31, 2004 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2003. All financial information is presented in Canadian dollars unless otherwise noted.

OVERVIEW OF THE COMPANY

The Company is a leading independent provider of medical technologies for many of the world's foremost medical device and healthcare information technology companies. The Company is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company develops and markets software for all major digital modalities and currently uses a business-to-business model to market its products and technology through Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs").

The Company generates revenue in three ways:

         o    developing and licensing its software technology and products;

         o developing custom software for healthcare equipment manufacturers; and

         o    providing service and support to its customers.

Principal Products and Services

The Company believes it has the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images, sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography ("CT"), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging ("MRI"), nuclear medicine, positron emission tomography ("PET"), and ultrasound. Cedara's software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System ("PACS") workstations have been licensed to date.

To accurately assess a patient's condition, it is often necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as CT scanners, MRIs, ultrasound imagers, digital X-ray and nuclear medicine imagers.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.

THIRD QUARTER FISCAL 2004 BUSINESS HIGHLIGHTS

The third quarter of fiscal 2004 is a milestone in the Company's efforts to become more financially stable and profitable. On March 25, 2004, the Company completed a major equity financing initiative that saw the Company issue 5,000,000 common shares priced at $10.00 per share for net proceeds of approximately $47.1 million. This financing has dramatically improved the Company's financial position, as it is no longer dependant on Analogic Corporation's generous financial support and no longer dependant on a bank line of credit to fund working capital. This financing, combined with positive cash flow from operations and strong profits during the quarter and year-to-date, has substantially improved the Company's balance sheet and liquidity position.

Other significant events and actions taken in the third quarter of fiscal 2004 include:

         o Effective January 15, 2004, the Company exercised its right to convert all of the remaining $2.2 million of Convertible Debentures outstanding into common shares of the Company. This resulted in the issuance of 867,120 common shares of the Company.

         o On February 24, 2004, the Company announced that two of its key products, Cedara I-Softview(TM) and Cedara I-Acquire Video(TM) have excelled in the annual IHE (Integrating the Healthcare Environment) Connectathon event sponsored by HIMSS (Healthcare Information and Management Systems Society) and RSNA (Radiological Society of North America).

         o During the quarter, the Company presented its latest healthcare imaging products and technologies at the 2004 European Congress of Radiology (ECR).

         o On March 2, 2004, the Company announced that it has signed a major agreement with Siemens Medical Solutions ("Siemens"), to supply certain of its medical imaging technologies to Siemens. The agreement is valued at $6.7 million, all of which has been recognized as revenue in the Company's current quarter.

         o On March 4, 2004, the Company announced that it has signed a major agreement with Aloka Co. Ltd. of Tokyo Japan, to supply certain of its medical imaging technologies and services to Aloka. The agreement is valued at a minimum of $3.1 million. No revenue from this agreement was recognized in the Company's current quarter.


Significant events and actions subsequent to quarter-end:

         o On April 5, 2004, the Company announced that it has signed a major agreement with Hitachi Medical Corporation, to supply certain of its medical imaging technologies and services to Hitachi. The agreement is valued at a minimum of $6.1 million.

         o Subsequent to March 31, 2004, the letter of credit issued by Analogic in support of the Company's $14.0 million bank line was cancelled. The security agreement between Analogic and National Bank of Canada (NBC), which allowed the transfer of NBC's security position to Analogic, should the letter of credit be drawn upon, was also cancelled. The Company and NBC are renegotiating the structure of the Company's borrowing facility, which may result in an increase or reduction in the availability of funds under that facility.

         o On April 28, 2004 the Company announced the appointment of Brian Pedlar as Chief Financial Officer.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. When used in these documents, the words, "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

         o    Reliance on major customers,
         o    Reliance on individual contracts,
         o    Fluctuations in quarterly financial results,
         o    Dependence on key personnel,
         o    Intense competition,
         o    Rapid technological change,
         o    Exchange rate fluctuations,
         o    Risks related to international operations,
         o    Dependence on intellectual property rights,
         o    Regulatory clearances and approvals for new products,
         o    Risks relating to product defects and product liability,
         o    Impact of dilution on existing shareholders

as well as other risks detailed from time to time in other continuous disclosure filings of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

RESULTS OF CONTINUING OPERATIONS

For the third quarter of fiscal 2004 ended March 31, 2004 ("Q3 fiscal 2004"), the Company recorded net income of $5.1 million or $0.20 per share ($0.18 per share on a diluted basis). This compares to a net loss of $1.6 million or $0.07 per share ($0.07 per share on a diluted basis) for the quarter ended March 31, 2003 ("Q3 fiscal 2003").

For the nine months ended March 31, 2004, net income totaled $10.7 million or $0.43 per share ($0.38 per share on a diluted basis), compared to a loss of $9.6 million or $0.40 per share ($0.40 per share on a diluted basis) for the nine-month period ended March 31, 2003.

For the three months ended March 31, 2004, revenue was $13.5 million, up 50% compared to the $9.0 million recorded in Q3 fiscal 2003. Revenue year-to-date has increased 52% to $35.7 million for the first nine months of fiscal 2004, compared to revenue of $23.6 million in the first nine months of the prior year.

Revenue by Product Category


==============================================================================================================
                                   Three Months Ended           Nine Months                 Variance
                                         March 31              Ended March 31          Increase/(Decrease)
                                         --------              --------------          -------------------
                                                                                       Three         Nine
                                     2004        2003        2004         2003        Months         Months
--------------------------------------------------------------------------------------------------------------
Software licenses                 $    9.7    $    4.2    $    23.0    $    9.3         134%         149%
Engineering services                   2.9         3.8          8.9        11.1         (23%)        (20%)
Support services and other             0.9         1.0          3.8         3.2         (17%)         18%
--------------------------------------------------------------------------------------------------------------
Total                             $   13.5    $    9.0    $    35.7    $   23.6          50%          52%
==============================================================================================================

The revenue increase in Q3 fiscal 2004 includes a $5.5 million increase in software license revenue, which is primarily driven by the impact of the Company's $6.7 million technology agreement entered into with Siemens during the quarter. The Company is reliant on individual transactions with a number of major customers that can be material in any given quarter. Because the sales cycle for transactions with these customers can extend longer than one year, the Company may not have sales to the same customers in the same quarter in any given year and may not have a major transaction in any given quarter.

License revenues year-to-date have increased $13.7 million, compared to the same period last year, largely as a result of the Siemens agreement in the current quarter, and the Cerner and Philips agreements announced in the first two quarters of fiscal 2004. In fiscal 2003, license revenues were adversely affected by higher-than-normal channel inventory of licenses held by customers, resulting primarily from Cedara's bulk sales of licenses in fiscal 2002.

Engineering services revenue was $0.9 million or 23% lower in Q3 fiscal 2004 than in Q3 fiscal 2003. Revenue from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycles. In Q3 fiscal 2004, 12 active engineering services contracts generated revenue of $2.9 million, of which $0.9 million of revenue related to new contracts that were not active in the same period last year. In Q3 of fiscal 2003, 11 active contracts produced revenue of $3.8 million. Overall, the revenue decline was primarily due to the completion of one major custom engineering contract during Q2 of fiscal 2004.

On a year-to-date basis, engineering services revenue was down 20% or $2.2 million compared to the same period last year, while the number of active contracts over the first nine months of fiscal 2004 was consistent with the prior year at 15 active contracts. The decline in revenue reflects the completion of three large contracts between March 31, 2003 and March 31, 2004 that were replaced with smaller and shorter-term contracts.

While support fees for the third quarter are up $0.3 million over the previous year, ultrasound hardware-based sales have declined, resulting in a net decline in support services and other revenue of 17% or $0.1 million in the quarter compared to a year earlier. However, on a year-to-date basis, support services and other revenue is up $0.6 million or 18%, driven by support revenue, which increased $2.1 million, offset partially by a decline in hardware-based ultrasound sales.

Revenue by Geographic Region
==============================================================================================================
                               Three Months                     Nine Months                 Variance
                              Ended March 31                  Ended March 31          Increase/(Decrease)
                                                                                       Three        Nine
                                   2004          2003        2004         2003        Months       Months
--------------------------------------------------------------------------------------------------------------
Europe                         $    7.2       $    2.7    $   12.9     $    7.0       167%           85%
United States                       2.1            2.1        12.0          6.7         2%           79%
Asia                                4.2            4.2        10.8          9.9        (2%)           9%
--------------------------------------------------------------------------------------------------------------
Total                          $   13.5       $    9.0    $   35.7     $   23.6        50%           52%
==============================================================================================================

Increased revenue from European customers in Q3 fiscal 2004 was due primarily to the technology agreement entered into with Siemens in the quarter. The increase in revenue year-to-date was a result of the Philips technology agreement announced in the first quarter of fiscal 2004 and the Siemens agreement.


Revenue from United States and Asian customers in Q3 fiscal 2004 was consistent with levels in Q3 fiscal 2003. On a year-to-date basis, revenue from United States customers increased primarily as a result of the technology agreement signed with Cerner in the second quarter of fiscal 2004. The increase in year-to-date revenue from Asia represents primarily increased support services revenue, as compared to Asian support services revenue in the comparative period.

Gross Margin

The gross margin for Q3 fiscal 2004 was 80% of revenue compared with 68% in the same period last year. The gross margin percentage for the nine months ended March 31, 2004 increased to 78% up from 63% in the same period last year. The gross margin of the Company is heavily influenced by the relative mix of software licenses compared to other revenue sources, as software license gross margins are considerably higher. Direct costs includes personnel and other costs related to delivering engineering services, third-party software costs associated with software licenses, if any, hardware costs and personnel-related support services costs and other direct costs such as commissions and sales-related taxes. The significant increase in the gross margin for both the quarter and year-to-date is a result of a substantial increase in software license revenues as explained above. Software license revenue comprised 72% of total revenue for Q3 of fiscal 2004 and 65% year-to-date, compared to 47% and 39%, respectively, for the same periods in the prior year.

Operating Expenses

Total operating expenses for Q3 fiscal 2004 were lower by 28% or $2.1 million, as a result of the following:

         o    $0.5 million lower research and development costs;

         o    $0.5 million in more favourable foreign exchange variances;

         o $0.4 million in lower computer operating lease costs and bad debt expenses; and

         o    $0.5 million in lower depreciation and amortization.

Operating expenses for the nine months ended March 31, 2004, are significantly lower as compared to the same periods in the prior year by 30% or $7.0 million. These declines were due primarily to:

         o    $0.6 million lower research and development costs;

         o    $1.1 million in general and administrative cost savings;

         o $2.4 million in lower severance costs, including a $0.2 million severance recovery;

         o $1.1 million recovery against provisions for share purchase loans; and

         o    $1.6 million in lower depreciation and amortization.

Research and development costs declined 22% or $0.5 million in Q3 fiscal 2004 compared to the same period last year. For the nine months ended March 31, 2004, research and development costs declined 9% or $0.6 million. The decline in the current quarter, as well as year-to-date is attributable primarily to the redeployment of certain engineers to customer-funded development projects, the costs of which are included in direct costs. The Company continues to invest research and development resources in new software technologies and in maintaining and enhancing the Company's existing line of products and technologies.

Sales and marketing costs for the current quarter and year-to-date were marginally higher compared to the same periods in the previous year. The increased costs primarily relate to additional marketing initiatives taken during the current quarter including showcasing the Company's latest products and technologies at the IHE and ECR trade shows. The Company's actions in eliminating a layer of marketing management in mid fiscal 2003 have continuously allowed more resources to be utilized directly on sales and marketing efforts in 2004 and less on management overhead.

General and administrative costs declined by 5% or $0.1 million in Q3 fiscal 2004 compared with the same period last year. For the first nine months of fiscal 2004, general and administrative costs declined by 18% or $1.1 million. The cost reductions were achieved through the elimination of certain management positions in Q2 of fiscal 2003, savings in certain facilities related costs through the consolidation of operations into one facility and the sublease of the Company's vacated premises in fiscal 2003. Cost control measures implemented during fiscal 2003 have also resulted in net cost savings in fiscal 2004 from certain outside suppliers.

Other charges includes computer operating lease costs, foreign exchange gains and losses, bad debt expenses and employee share purchase loan provisions. Other charges decreased $0.9 million for the current quarter as a result of savings in computer equipment lease costs of $0.2 million, lower bad debt expense of $0.2 million and a favorable swing in realized and unrealized foreign exchange charges of $0.5 million. The year-to-date decrease of $1.5 million in other charges includes the recovery of $1.1 million of loans from the Company's former Chairman and Chief Executive Officer and certain current and former employees, savings in computer equipment lease costs of $0.6 million and an overall increase in foreign exchange charges of $0.2 million.

Intangible assets capitalized as part of the Company's acquisition of Dicomit were fully amortized by the end of fiscal 2003, resulting in amortization of intangibles being $0.3 million lower for Q3 of fiscal 2004 and $1.0 million lower year-to-date as compared to the same periods in the previous year. Depreciation and amortization of capital assets was down $0.2 million in Q3 of fiscal 2004 and $0.5 million year-to-date, compared to the same periods last year. The Company has not needed to sustain the level of capital asset investment of previous fiscal years, resulting in certain capital assets becoming fully depreciated.

Interest expense in Q3 fiscal 2004 and for the nine months ended March 31, 2004 was $0.1 million lower than the same periods last year. The Company's two major interest bearing liabilities, the operating line of credit and the Convertible Debentures, were settled during the third quarter.

RESULTS OF DISCONTINUED OPERATIONS

The Company provided services of $0.2 million in Q3 fiscal 2004 and $0.6 million during the nine months ended March 31, 2004 to the Carl Zeiss group of companies ("Zeiss") as partial settlement of the outstanding discontinued operations obligations. Further details of the remaining obligation to Zeiss can be found in note 5 to the unaudited Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity and capital resources position improved dramatically with the closing of the $47.1 million equity financing on March 25, 2004. Liquidity of the Company is expected to be sustained principally through cash provided by operations, with short-term deposits and highly liquid cash-equivalent instruments available to provide additional sources of cash.

Through a combination of the equity financing and profitable, cash-flow positive operations, working capital has improved to $48.4 million compared to a deficiency of $11.9 million at the beginning of the fiscal year. Operations accounted for $7.8 million of the $60.3 million improvement in working capital during the nine months.

The Company has eliminated its long-term debt through conversion of the Convertible Debentures to equity and eliminated bank indebtedness that stood at $9.5 million on June 30, 2003. Subsequent to March 31, 2004, the letter of credit issued by Analogic to NBC which guaranteed the Company's operating line, was cancelled. The security agreement between Analogic and NBC was also dissolved, removing any and all obligations and rights of Analogic in financial support of the Company.

The current operating line of $14.0 million is due for renewal on October 31, 2004. However, the Company and NBC are in discussions to revise the borrowing facility to reflect the Company's substantially improved financial position and the removal of the Analogic letter of credit, which may result in an increase or reduction of the borrowing capacity under a new borrowing facility.

During the three months ended March 31, 2004, the Company generated $7.2 million of cash from operations, $0.1 million from the issuance of shares on exercise of warrants, $0.8 million from the issuance of shares on exercise of stock options and $47.1 million on the issuance of shares under the equity financing, for total cash inflows of $55.2 million. The Company purchased $0.2 million of capital assets and repaid $8.9 million of bank indebtedness during the same period. During the nine months ended March 31, 2004, the Company generated $56.6 million from the same sources and spent $0.7 million on capital assets, mainly computer equipment, and repaid $9.5 million of bank indebtedness.

The Company intends to use the cash resources available to finance any future working capital needs that cannot be met through cash provided from operations and to finance any future strategic acquisitions or partnerships that support the Company's growth objectives. The timing and amount of actual expenditures will be based on many factors, including finding the right partners, cash flows and the growth of the Company's business. In the interim, the Company intends to invest the funds in short-term, investment grade, interest bearing securities, in government securities or in bank accounts.

During the three and nine months ended March 31 of the prior year, liquidity of the Company was highly dependent on borrowings under its bank operating facility and the financial support of Analogic.

CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

=====================================================================================================================
                                                                             March 31, 2004     June 30, 2003
---------------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                               $  46,037          $        -
     Accounts receivable                                                         8,106               5,551
     Inventory                                                                     364                 472
     Prepaid expenses and other assets                                           1,082                 876
---------------------------------------------------------------------------------------------------------------------
                                                                                55,589               6,899

Capital assets                                                                   2,276               2,568
Long-term investment                                                               472                 472
Goodwill                                                                         9,053               9,053
Intangible assets                                                                  459                 542
Deferred development costs                                                           -                 335
---------------------------------------------------------------------------------------------------------------------
                                                                             $  67,849          $   19,869
=====================================================================================================================

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness (note 2)                                              $       -          $    9,493
     Accounts payable and accrued liabilities                                    3,933               6,278
     Deferred revenue                                                            1,785                 532
     Current liabilities of discontinued operations (note 5)                     1,505               2,460
---------------------------------------------------------------------------------------------------------------------
                                                                                 7,223              18,763

Convertible subordinated debentures (note 3)                                         -               2,851
Non-current portion of provision for loss on sublease                               57                 108

Shareholders' equity (deficiency):
     Capital stock                                                             158,044             106,328
     Warrants (note 8)                                                           3,000               3,260
     Contributed surplus (note 8)                                                  260                   -
     Deficit                                                                  (100,735)           (111,441)
---------------------------------------------------------------------------------------------------------------------
                                                                                60,569              (1,853)
Subsequent event (note 2)
---------------------------------------------------------------------------------------------------------------------
                                                                             $  67,849          $   19,869
=====================================================================================================================

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)
=====================================================================================================================
                                                                Three Months Ended        Nine Months Ended
                                                                      March 31                March 31
                                                                --------------------------------------------
                                                                  2004         2003        2004         2003
---------------------------------------------------------------------------------------------------------------------
Revenue                                                       $ 13,450      $  8,978       $ 35,701       $ 23,560

Direct costs                                                     2,737         2,851          7,708          8,735
---------------------------------------------------------------------------------------------------------------------

Gross margin                                                    10,713         6,127         27,993         14,825

Expenses:
     Research and development                                    1,971         2,517          6,385          7,022
     Sales and marketing                                         1,068           913          3,480          3,288
     General and administration                                  1,848         1,948          5,133          6,245
     Severance costs (recovery)                                     64           192           (120)         2,254
     Other charges                                                  22           944            240          1,716
     Amortization of intangible assets                              47           396            149          1,183
     Depreciation and amortization                                 409           598          1,262          1,806
---------------------------------------------------------------------------------------------------------------------
                                                                 5,429         7,508         16,529         23,514
---------------------------------------------------------------------------------------------------------------------

Income (loss) before interest expense                            5,284        (1,381)        11,464         (8,689)

Interest expense, net                                              156           232            758            886
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                         5,128        (1,613)        10,706         (9,575)

Income (loss) from discontinued operations (note 5)               --            --             --             --
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $  5,128      $ (1,613)      $ 10,706       $ (9,575)
=====================================================================================================================

Earnings (loss) per share from continuing operations (note 9):
     Basic                                                    $   0.20      $  (0.07)      $   0.43       $  (0.40)
     Diluted                                                  $   0.18      $  (0.07)      $   0.38       $  (0.40)

Earnings (loss) per share (note 9):
     Basic                                                    $   0.20      $  (0.07)      $   0.43       $  (0.40)
     Diluted                                                  $   0.18      $  (0.07)      $   0.38       $  (0.40)
=====================================================================================================================

See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)

=============================================================================================================================
                                                                                                 Contributed        Deficit
                                               Common shares                  Warrants             surplus
                                       ---------------------------  --------------------------

                                          Number         Amount          Number       Amount
-----------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002                  24,157,621   $   106,328        605,636    $     3,260    $      --      $   (98,129)

Net loss for the period                       --            --             --             --             --           (9,575)
-----------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2003                 24,157,621   $   106,328        605,636    $     3,260    $      --      $  (107,704)
-----------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2003                  24,157,621   $   106,328        605,636    $     3,260    $      --      $  (111,441)

Issue of shares on exercise of
stock options                              501,992         1,624           --             --             --             --
Reclass of expired warrants (note 8)          --            --         (200,000)          (155)           155           --

Issue of shares on exercise of
warrants (note 8)                           42,000           105        (42,000)          (105)           105           --
Issue of shares on conversion of
convertible subordinated
debentures (note 3)                      1,267,120         2,887           --             --             --             --

Issue of shares on equity
financing (note 4)                       5,000,000        50,000           --             --             --             --
Share issue costs (note 4)                    --          (2,900)          --             --             --             --
Net income for the period                     --            --             --             --             --           10,706
-----------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2004                 30,968,733   $   158,044        363,636    $     3,000    $       260    $  (100,735)
=============================================================================================================================

See accompanying notes to unaudited consolidated financial statements


(TABLE CONTINUED)


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)

=======================================================

                                              Total
                                          shareholders'
                                             equity
                                          (deficiency)
-------------------------------------------------------
Balance, June 30, 2002                    $    11,459

Net loss for the period                        (9,575)
-------------------------------------------------------
Balance, March 31, 2003                   $     1,884
-------------------------------------------------------
Balance, June 30, 2003                    $    (1,853)

Issue of shares on exercise of
stock options                                   1,624
Reclass of expired warrants (note 8)             --

Issue of shares on exercise of
warrants (note 8)                                 105
Issue of shares on conversion of
convertible subordinated
debentures (note 3)                             2,887

Issue of shares on equity
financing (note 4)                             50,000
Share issue costs (note 4)                     (2,900)
Net income for the period                      10,706
-------------------------------------------------------
Balance, March 31, 2004                   $    60,569
=======================================================

See accompanying notes to unaudited consolidated financial statements















See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE corp.


Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

=======================================================================================================================
                                                                       Three Months Ended         Nine Months Ended
                                                                            March 31                   March 31
                                                                  -----------------------------------------------------
                                                                    2004            2003           2004         2003
-----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Net income (loss) from continuing operations                        $  5,128    $ (1,613)   $ 10,706    $ (9,575)
   Items not involving cash:
        Depreciation and amortization                                       456         994       1,411       2,989
        Accretion of interest on convertible subordinated debentures       --            16          36          47
        Other                                                               (99)        610         241         301
-----------------------------------------------------------------------------------------------------------------------
                                                                          5,485           7      12,394      (6,238)
   Change in non-cash operating working capital:
        Accounts receivable                                                 496        (217)     (3,372)        786
        Inventory                                                            20          74         108          80
        Prepaid expenses and other assets                                   154         143        (206)        208
Accounts payable and accrued liabilities                                    (42)       (739)     (2,380)      1,661
Deferred revenue                                                          1,116         314       1,253        (150)
-----------------------------------------------------------------------------------------------------------------------
                                                                          1,744        (425)     (4,597)      2,585
-----------------------------------------------------------------------------------------------------------------------
                                                                          7,229        (418)      7,797      (3,653)
Investing activities:
   Decrease in restricted cash                                             --          --          --           226
   Additions to intangible assets                                           (12)        (16)        (66)        (73)
   Additions to capital assets                                             (225)        (24)       (656)     (1,038)
-----------------------------------------------------------------------------------------------------------------------
                                                                           (237)        (40)       (722)       (885)
Financing Activities:
   Increase (decrease) in bank indebtedness                              (8,944)      2,066      (9,493)      5,913
   Issue of shares on exercise of options                                   775        --         1,624        --
   Issue of shares on equity financing                                   47,100        --        47,100        --
   Issue of shares on exercise of warrants                                  105        --           105        --
   Repayment of other note payable                                         --        (1,025)       --          --
-----------------------------------------------------------------------------------------------------------------------
                                                                         39,036       1,041      39,336       5,913

-----------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing operations           46,028         583      46,411       1,375
Change in cash and cash equivalents from discontinued
   operations (note 5)                                                        9        (583)       (374)     (1,375)
Cash and cash equivalents, beginning of period                             --          --          --          --
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                               $ 46,037    $   --      $ 46,037    $   --
=======================================================================================================================



===========================================================================================================================
                                                                       Three Months Ended            Nine Months Ended
                                                                  -----------------------------------------------------
Supplemental cash flow information                                          March 31                     March 31
                                                                    2004            2003              2004         2003
---------------------------------------------------------------------------------------------------------------------------
Cash paid for:
   Interest                                                         $  165          $  181          $  480          $  799
   Taxes                                                                13            --                13               9

Non-cash financing activities:
   Issue of shares on conversion of convertible
      subordinated debentures                                       $1,975          $ --            $2,887          $ --
===========================================================================================================================

See accompanying notes to unaudited consolidated financial statements

1.     Significant accounting policies:

       The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles ("GAAP") for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended June 30, 2003.

       The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.

       Management believes these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at March 31, 2004 and the results of its operations and its cash flows for the three and nine month periods ended March 31, 2004 and March 31, 2003. Results for the three and nine month periods ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year.

       Effective July 1, 2003, the Company adopted the new recommendations of CICA Abstract EIC-132 on share purchase loans. The EIC requires reclassification of share purchase loans as deductions from shareholders' equity and exclusion of any common shares secured against these loans, from the outstanding number of shares for the purposes of calculating basic earnings per share. As a result of this adoption, there is no material impact on the basic or diluted earnings per share for the three and nine month periods ended March 31, 2004.

       The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are carried at cost, plus accrued interest, which approximates market value.

2.     Bank indebtedness:

       The Company has an operating line of credit of $14,000 bearing interest at prime plus 1/2%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property to National Bank of Canada ("NBC"). On closing of the equity financing described in note 4, the Company repaid all the amounts outstanding under the bank operating line.

       Subsequent to March 31, 2004, the letter of credit issued by Analogic Corporation ("Analogic") to NBC which guaranteed the Company's operating line, was cancelled, along with the security agreement between Analogic and NBC. The current operating line of $14,000 is due for renewal on October 31, 2004. However, the Company and NBC are in discussions to revise the borrowing facility to reflect the Company's substantially improved financial position and the removal of the Analogic letter of credit, which may result in an increase or reduction of the borrowing capacity under a new operating facility.

3.     Convertible subordinated debentures:

       During the quarter ended December 31, 2003, debenture holders representing $1,000 of the total of $3,168 outstanding 5% unsecured subordinated convertible debentures (the "Convertible Debentures"), elected, in accordance with the terms of the Convertible Debentures, to convert into common shares of the Company at $2.50 per share. This resulted in the issuance of 400,000 common shares of the Company. Effective January 15, 2004, the Company exercised its right, in accordance with the terms of the Convertible Debentures, to require the conversion of the remaining principal sum of $2,168 into common shares of the Company at $2.50 per share. This resulted in the issuance of 867,120 common shares of the Company. As a result of these conversions, the carrying value of these Convertible Debentures and the related holder conversion option was transferred to share capital and no Convertible Debentures of the Company remain outstanding.

4.     Capital stock:

       On March 25, 2004, the Company completed an equity offering of 5,000,000 common shares at an offering price of $10.00 per share raising gross proceeds of $50,000. The net proceeds were $47,100 after giving effect to the Underwriters' Fee of $2,500 and deduction of expenses of the issue estimated at $400.

5. Discontinued operations:

       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

=========================================================================================================================
       Balance Sheet                                                 March 31, 2004                   June 30, 2003
-------------------------------------------------------------------------------------------------------------------------
       Current liabilities                                             $      1,505                    $     2,460
=========================================================================================================================

       The liabilities of discontinued operations included the Company's obligation to pay US$1,500 in cash over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in value of software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004. At September 30, 2003, the Company had fully paid out the liability of US$1,500 payable in cash. During the three month and the nine month periods ended March 31, 2004, the Company provided services of $220 and $581 respectively, in partial settlement of the remaining non-cash liabilities. Included in current liabilities at March 31, 2004, is the remaining non-cash obligation to Zeiss of $1,391. The June 30, 2003 current liabilities included both cash and non-cash obligations to Zeiss totaling $2,358.

=============================================================================================================================
                                                                       Three Months Ended              Nine Months Ended
                                                                             March 31                       March 31
       Statement of Operations                                      2004              2003             2004         2003
-----------------------------------------------------------------------------------------------------------------------------
       Revenue                                                   $     --         $      --         $    --         $    --

       Income (loss) from operations                                   --                --              --              --
       (Loss) on disposition of discontinued operations                --                --              --              --
       (Loss) from discontinued operations                       $     --         $      --         $    --         $    --
-----------------------------------------------------------------------------------------------------------------------------

       Earnings per share from discontinued operations:
         Basic                                                   $     --         $      --         $    --         $    --
         Diluted                                                 $     --         $      --         $    --         $    --
=============================================================================================================================

=============================================================================================================================
                                                                  Three Months Ended               Nine Months Ended
                                                                        March 31                      March 31
                                                                  --------------------------------------------------
       Statement of Cash Flows                                    2004              2003           2004         2003
-----------------------------------------------------------------------------------------------------------------------------
       Operating activities                                   $        9     $      (583)     $    (374)   $  (1,375)
       Financing activities                                            -               -              -            -
       Investing activities                                            -               -              -            -

-----------------------------------------------------------------------------------------------------------------------------
       Cash used in discontinued operations                   $        9     $      (583)     $    (374)   $  (1,375)
=============================================================================================================================


6. Segmented information and major customers:

       The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.


       All of the Company's revenues are exports as follows:

=====================================================================================================================
                                                 Three Months Ended                         Nine Months Ended
                                                       March 31                                 March 31
                                        -----------------------------------------------------------------------------
                                              2004               2003                   2004                2003
---------------------------------------------------------------------------------------------------------------------
       Europe                             $ 7,197               $ 2,697               $12,934               $ 6,981
       United States                        2,098                 2,060                11,965                 6,693
       Asia                                 4,155                 4,221                10,802                 9,886
---------------------------------------------------------------------------------------------------------------------
                                          $13,450               $ 8,978               $35,701               $23,560
=====================================================================================================================


       The following are product and service revenues of the Company:

=========================================================================================================================
                                                Three Months Ended                           Nine Months Ended
                                                     March 31                                     March 31
                                             2004              2003                    2004                  2003
-------------------------------------------------------------------------------------------------------------------------
       Software licenses                  $ 9,675               $ 4,135               $23,017               $ 9,232
       Engineering services                 2,927                 3,821                 8,858                11,099
       Support services and other             848                 1,022                 3,826                 3,229
-------------------------------------------------------------------------------------------------------------------------
                                          $13,450               $ 8,978               $35,701               $23,560
=========================================================================================================================

       All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

=============================================================================================================================
                                                    Three Months Ended                        Nine Months Ended
                                                          March 31                                  March 31
                                                   2004              2003                     2004         2003
-----------------------------------------------------------------------------------------------------------------------------
       Customer A                                 11%                  25%                  16%                  22%
       Customer B                                  1%                  11%                  13%                  19%
       Customer C                                  4%                  15%                   2%                   8%
       Customer D                                  6%                   2%                  20%                   4%
       Customer E                                 49%                  --                   18%                  --
=============================================================================================================================

7. Stock-based compensation:

       The Company has a stock option plan, as disclosed in the consolidated financial statements for the year ended June 30, 2003. Options are granted at an exercise price equal to the quoted market value of the shares on the date of grant. The fair values of stock options are determined using a Black-Scholes options pricing model. The Company has elected not to recognize compensation cost when stock options are granted to employees and directors under its stock option plan.


       The Company is required to provide pro-forma disclosure of the net income
       (loss) and earnings (loss) per share, as if the fair value-based method, as opposed to the settlement based method of accounting for employee stock options, had been applied. The disclosures in the following table reflect the Company's net income (loss) and earnings (loss) per share on a pro-forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.


===========================================================================================================================
                                                                   Three Months Ended                Nine Months Ended
                                                                       March 31                          March 31
                                                          -----------------------------------------------------------------
                                                                2004              2003              2004          2003
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) - as reported                             $  5,128          $ (1,613)         $ 10,706          $ (9,575)
Estimated stock-based compensation costs
    for the period                                              (149)             (104)             (375)             (265)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) - pro-forma                               $  4,979          $ (1,717)         $ 10,331          $ (9,840)
---------------------------------------------------------------------------------------------------------------------------
Pro-forma earnings (loss) per share:
    Basic                                                   $   0.19          $  (0.07)         $   0.42          $  (0.41)
    Diluted                                                 $   0.17          $  (0.07)         $   0.37          $  (0.41)
===========================================================================================================================

       The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:

========================================================================================================================
                                                                     Three Months Ended           Nine Months Ended
                                                                          March 31                    March 31
                                                                 -------------------------------------------------------
                                                                   2004           2003           2004           2003
------------------------------------------------------------------------------------------------------------------------
Number of options issued                                        15,000          20,000         405,000        1,490,806
Weighted average grant date fair value of each option             5.09            1.09            2.55             0.68
Assumptions:
    Risk free interest rates                                       4.0%            4.5%            4.0%             4.5%
    Expected life in years                                         5.0             5.0             5.0              5.0
    Expected dividend yield                                         --              --              --               --
Volatility                                                          95%             75%             95%              75%
========================================================================================================================



8. Warrants:


       Effective October 1, 2000, the Company acquired from Zeiss its 20% minority interest in Surgical Navigation Specialists Inc. through the issuance of $3,000 of warrants exercisable into 363,636 common shares of the Company. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to October 31, 2005 to a maximum value of US$2,000 through either the issuance of shares (subject to regulatory approval) or the payment of cash at the Company's option.

       The price protection on the warrants is applicable in two tranches as follows: on the first 181,818 warrants from August 1, 2003 to October 31, 2005, on the next 181,818 warrants from August 1, 2004 to October 31, 2005.

       On January 14, 2004, NBC converted warrants valued at $105 into 42,000 common shares of the Company at the exercise price of $2.50 per share. Additionally, a value of $155 relating to 200,000 unexercised warrants which had previously expired was transferred to contributed surplus.

9. Earnings per share:


       The weighted average number of common shares outstanding is as follows:


===========================================================================================================================
                                                                   Three Months Ended            Nine Months Ended
                                                                        March 31                     March 31
                                                              ------------------------------------------------------------
                                                                  2004           2003           2004          2003
---------------------------------------------------------------------------------------------------------------------------
       Weighted average number of common shares
outstanding, for basic earnings per share                26,007,932       24,157,621       24,723,842       24,157,621

Shares held as security on share purchase loans             165,834             --            165,834             --

Incremental shares from assumed conversion of
employee stock options                                    2,143,760             --          1,705,952             --

Incremental shares from assumed conversion of share
purchase warrants                                           298,164             --            585,157             --

Dilutive effect of convertible debentures                   133,403             --            866,363             --

---------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
outstanding, for diluted earnings per share              28,749,093       24,157,621       28,047,148       24,157,621
===========================================================================================================================

       For the purposes of calculating the weighted average number of shares outstanding, the Company has assumed that the price protection obligation in respect of outstanding warrants is satisfied through the issuance of common shares.


       As a result of a net loss from continuing operations for the three and nine month periods ended March 31, 2003, the following items have not been included in the calculation of diluted loss per share, because to do so would have been anti-dilutive;

===========================================================================================================================
                                                                       Three Months Ended         Nine Months Ended
                                                                         March 31, 2003             March 31, 2003
---------------------------------------------------------------------------------------------------------------------------
Incremental shares from assumed conversion of employee
stock options                                                                237,375                      --

Incremental shares from assumed conversion of share
purchase warrants                                                          2,461,582                 2,905,005

Dilutive effect of convertible debentures                                  1,267,200                 1,267,200

---------------------------------------------------------------------------------------------------------------------------
                                                                           3,966,157                 4,172,205
===========================================================================================================================


10. Comparative figures:


       Certain prior period figures have been reclassified to conform to the current period's presentation.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 17, 2004


                                                 CEDARA SOFTWARE CORP.



                                                 By: /s/ Brian Pedlar
                                                     -----------------------
                                                     Brian Pedlar
                                                     Chief Financial Officer